Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, October 20, 2026 – In accordance with the authorizations given by the shareholders’ general meeting on May 29, 2026, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 12 to October 16, 2026:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12/10/2026	403,850	78.737864	31,798,286.38	XPAR
	80,000	78.741893	6,299,351.44	CEUX
	10,000	78.746560	787,465.60	TQEX
	20,000	78.732969	1,574,659.38	AQEU
13/10/2026	398,803	79.472615	31,693,917.28	XPAR
	80,000	79.456516	6,356,521.28	CEUX
	10,000	79.468811	794,688.11	TQEX
	20,000	79.464983	1,589,299.66	AQEU
14/10/2026	394,727	80.062608	31,602,873.07	XPAR
	80,000	80.054843	6,404,387.44	CEUX
	10,000	80.050614	800,506.14	TQEX
	20,000	80.068722	1,601,374.44	AQEU
15/10/2026	389,127	80.862432	31,465,755.58	XPAR
	80,000	80.876474	6,470,117.92	CEUX
	10,000	80.878605	808,786.05	TQEX
	20,000	80.879546	1,617,590.92	AQEU
16/10/2026	392,973	79.925021	31,408,375.28	XPAR
	80,000	79.930583	6,394,446.64	CEUX
	10,000	79.944339	799,443.39	TQEX
	20,000	79.931776	1,598,635.52	AQEU
Total	2,529,480	79.805526	201,866,481.51

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l mailto:presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note:

The terms "TotalEnergies", "TotalEnergies company" or "Company" in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words "we", "us" and "our" may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).